December 23, 2019

Fred A. Graffam
Chief Financial Officer
Monitronics International, Inc.
1990 Wittington Place
Farmers Branch, Texas 75234

       Re: Monitronics International, Inc.
           Registration Statement on Form S-1
           Filed December 17, 2019
           File No. 333-235555

Dear Mr. Graffam:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jacqueline Kaufman at 202-551-3797 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services